

Mail Stop 3561

October 31, 2016

Edward P. Karthaus
Chief Executive Officer
Craig McCannell
Chief Financial Officer
Yappn Corp.
1001 Avenue of the Americas
11th Floor
New York, NY 10018

> **Re:** **Yappn Corp.**
> **Registration Statement on Form S-1**
> **Filed October 3, 2016**
> **File No. 333-213947**

Dear Messrs. Karthaus and McCannell:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. You have an outstanding registration statement, on Form S-1 (333-199569), that registers some of the same securities you are registering in this filing. If you intend to use a combined prospectus under Securities Act Rule 429 for both filings, please update this filing accordingly, including by setting forth the Commission file number of the previous Form S-1 in the appropriate place and by updating your fee table. See Securities Act Rules 429 and 457(p) and SEC Release 33-7943. Per SEC Release 33-7943, which is available on our website, please note that once the filing fee has been used as an offset in this filing, the unsold securities from the original filing that are registered in this filing are deemed deregistered from the original filing. Alternatively, please file an amendment to

the previous registration statement, removing from registration the securities you are registering now that are included in the prior registration statement.

Risk Factors, page 3

2. Please add a risk factor discussing the dilutive effect of the issuance of shares to Ortsbo and the concomitant potential change of control.

Description of Business

Business History, page 29

3. In this section please disclose when you anticipate issuing the remaining 18,988,318 shares to Ortsbo and, if you must issue those shares within a certain timeframe, disclose that timeframe.

Market for Common Equity and Related Stockholder Matters

Recent Sales of Unregistered Securities, page 39

4. Please update this section to comply with Item 701 of Regulation S-K, including by providing the required information for securities sold within the previous three years and by disclosing the names of the persons to whom all discussed securities were issued.

5. In the third paragraph of this section, you indicate that the issuance of 12,998,682 shares to Ortsbo Inc. occurred in the fourth quarter, yet, elsewhere in the filing, you indicate that it occurred in the second quarter of fiscal 2016. Please revise.

6. Please tell us why a Form 8-K was not filed to disclose the issuance of 12,998,682 shares to Ortsbo Inc. Refer to Item 3.02 of Form 8-K.

Certain Relationships and Related Transactions, and Director Independence, page 59

7. Please update this section to provide the information required by Item 404(d) of Regulation S-K, including disclosure of the loans you discuss in Note 8 of the financial statements.

Financial Statements

8. Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Charlie Guidry, Staff Attorney, at 202-551-3621, Lisa Kohl, Legal Branch Chief, at 202-551-3252, or me at 202-551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director
Office of Consumer Products

cc: Joseph I. Emas, Esq.